Novacept
1047 Elwell Court
Palo Alto, California 94303

March 24, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re: Novacept, Inc. Form S-1 (File No. 333-111843)

Ladies and Gentlemen:

     Novacept, Inc. (the “Company”), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-111843), together with all amendments and exhibits thereto. The Company does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement because it has consummated a merger with Cytyc Corporation, a company with securities registered under the Act and trading on the Nasdaq National Market under the symbol: CYTC. The Company is a wholly-owned subsidiary of Cytyc Corporation, which has determined that registration of the Company’s securities is not in the best interest of the Company. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

     Please forward copies of the Order Consenting to the Withdrawal of the Registration Statement to the undersigned via facsimile at (650) 335-2613, and via mail to David Clapper at Novacept, Inc., 1047 Elwell Court, Palo Alto, California, 94303, and to Christopher D. Mitchell, Esq. at Wilson Sonsini Goodrich & Rosati at 650 Page Mill Road, Palo Alto, CA 94304, and to counsel for Cytyc Corporation, Johan V. Brigham, Esq., at Bingham McCutchen at 150 Federal Street, Boston, Massachusetts, 02110-1726.

     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (650) 335-2600, Christopher D. Mitchell, Esq. at (650) 493-9300 and Johan V. Brigham, Esq. at (617) 951-8000.

Sincerely,
/s/ DAVID M. CLAPPER
David M. Clapper
President and Chief Executive Officer